                                                                 File No. 69-299


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         See List of Companies (Attachment 1)

         NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two


     2.  (Continued)

         Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company and ANR Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,270 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 1999, approximately 42,950 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

         Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

         (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              Ohio Gas Company sold at retail 2,484,033 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $15,099,309 related to these sales. In addition, 7,281,135 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $10,888,373.

              Other companies referenced under item 1 -

                                      NONE

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four


                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49.97% owned investee of International Hydrocarbons) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

            Total Assets                                 62,048,509
            Total Operating Revenue                      27,205,955
            Net Income                                    1,165,908


                                    Exhibit C
                                    ---------

Not Applicable


--------------------------------------------------------------------------------


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 25th day of February, 2000.


                                           NWO Resources, Inc.

                                           By:   /s/ John E. Jones
                                              ----------------------------------
                                                 John E. Jones
                                                 Secretary/Treasurer
Witness:    /s/ Joyce E. Knighton
        ------------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                   Mr. Samuel Randazzo
                                   21 East State Street, Suite 1700 West
                                   Columbus, Ohio 43215

                                                                    Attachment 1

                               NWO Resources, Inc.
                                List of Companies


SUBSIDIARIES:
-------------

Ohio Gas Company                               Ohio Corporation
200 West High Street                           Natural Gas Distributor
Bryan, Ohio  43506                             E.I.N. 34-4320120


International Hydrocarbons                     Wyoming Corporation
P.O. Box 467                                   Investment Corporation
Cheyenne, Wyoming  82003                       E.I.N. 83-0275908



INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):

Oceanic Exploration Company                    Delaware Corporation
5000 South Quebec, Suite 450                   Oil and Gas Exploration/Leasing
Denver, Colorado  80237                        E.I.N. 84-0591071


Oceanic International Properties*              Colorado Corporation
5000 South Quebec, Suite 450                   Oil and Gas Exploration/Leasing
Denver, Colorado  80237                        E.I.N. 84-0742419


Oceanic Atlantic Resources*                    U.K. Corporation
  (North Sea) Limited                          Oil and Gas Exploration/Leasing
% Oceanic Exploration Company                  E.I.N.  None
5000 South Quebec, Suite 450
Denver, Colorado  80237


*     100% owned subsidiary of Oceanic Exploration Company.

                                                                    Attachment 2

                                                        NWO RESOURCES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                         December 31, 1999

                                                                       (4)
                                         NWO                     Ohio Northwest
                                      Resources       Ohio Gas     Development,  International   Consolidating
ASSETS                                   Inc.         Company          Inc.       Hydrocarbon       entries         Consolidated
                                     --------------------------------------------------------------------------     ------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment    $        --   $ 60,183,601     $       --     $       --    $    490,266 (3)  $ 60,673,867
    Less accumulated depreciation
      and amortization                        --    (29,431,620)            --             --        (244,950)(3)   (29,676,570)


  Non-utility plant and equipment             --             --             --             --              --                --
    Less accumulated depreciation
       and amortization                       --             --             --             --              --                --
                                     -------------------------------------------------------------------------     -------------

                                              --     30,751,981             --             --         245,316        30,997,297
                                     -------------------------------------------------------------------------     -------------

CURRENT ASSETS
  Cash and investments                   215,487      1,696,928             --         12,870              --         1,925,285
  Accounts receivable less
    allowance of $ 168,659               395,839      5,049,788             --        171,838        (154,110)        5,463,355
  Unbilled revenues                           --      2,042,642             --             --              --         2,042,642
  Notes receivable affiliates          1,660,000             --             --             --        (700,000)(2)       960,000
  Deferred gas costs                          --      2,194,889             --             --              --         2,194,889
  Materials and supplies                      --        531,272             --             --              --           531,272
  Gas in storage                              --      6,690,230             --             --              --         6,690,230
  Prepaid gross receipts taxes                --        878,478             --             --              --           878,478
  Prepayments and other                       --      1,295,518             --             --              --         1,295,518
                                     -------------------------------------------------------------------------     -------------

                                       2,271,326     20,379,745             --        184,708        (854,110)       21,981,669
                                     -------------------------------------------------------------------------     -------------

OTHER ASSETS
  Investments                                 --             --             --             --              --                --
  Investment in Ohio Gas Company      41,097,572             --             --             --     (41,097,572)(2)            --
  Investment in Int'l Hydrocarbons            --      8,498,604             --             --      (8,498,604)(2)            --
  Regulatory asset                            --        410,437             --             --              --           410,437
  Notes receivable                            --             --             --      8,605,000              --         8,605,000
  Other                                   32,866         21,240             --             --              --            54,106
                                                                                                                             --
                                     -------------------------------------------------------------------------     -------------
                                      41,130,438      8,930,281             --      8,605,000     (49,596,176)        9,069,543
                                     -------------------------------------------------------------------------     -------------

                                     $43,401,764   $ 60,062,007     $       --     $8,789,708    $(50,204,970)     $ 62,048,509
                                     =========================================================================     =============

                                                                    Attachment 2

                                                        NWO RESOURCES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                         December 31, 1999

                                                                        (4)
                                           NWO                    Ohio Northwest
CAPITALIZATION                          Resources     Ohio Gas      Development,    International   Consolidating
  AND LIABILITIES                          Inc.       Company           Inc.         Hydrocarbon        entries       Consolidated
                                       --------------------------------------------------------------------------     ------------
CAPITALIZATION
  Preferred stock                      $23,000,000   $        --     $       --      $        --    $         --      $23,000,000
  Common Stock                              34,001    12,354,750             --        5,102,000     (17,456,750)(2)       34,001
  Contributed Capital                           --     8,498,604             --        8,766,418     (17,265,022)(2)           --
  Additional paid-in capital                    --            --             --          325,000        (325,000)(2)           --
  Retained earnings (deficit)            7,617,906    19,998,902             --       (5,694,814)      5,694,814 (2)    7,617,906
                                                                                                     (20,244,218)(2)
                                                                                                        490,266  (3)
                                                                                                        (244,950)(3)
                                       --------------------------------------------------------------------------     -----------

                                        30,651,907    40,852,256             --        8,498,604     (49,350,860)      30,651,907
                                       --------------------------------------------------------------------------     -----------

LONG-TERM DEBT                          12,430,245            --             --               --              --       12,430,245

CURRENT LIABILITIES
  Accounts payable                         228,134     5,353,396             --               --        (154,110)       5,427,420
  Line of credit                                --     3,700,000             --               --              --        3,700,000
  Accrued taxes                                        3,515,506             --               --              --        3,515,506
  Rate refunds due customers                    --            --             --               --              --               --
  Advance recovery of gas costs                 --            --             --               --              --               --
  Other current liabilities                 60,770     1,415,685             --               --              --        1,476,455
                                       --------------------------------------------------------------------------     -----------

                                           288,904    13,984,587             --               --        (154,110)      14,119,381
                                       --------------------------------------------------------------------------     -----------

DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                      30,708     2,154,196             --         (408,896)             --        1,776,008
  Investment tax credits                        --       533,380             --               --              --          533,380
  Regulatory obligations                        --     1,302,584             --               --              --        1,302,584
  Customer advances for construction                     856,291                                                          856,291
  Other                                         --       378,713             --          700,000        (700,000)(2)      378,713
                                       --------------------------------------------------------------------------     -----------

                                            30,708     5,225,164             --          291,104        (700,000)       4,846,976
                                       --------------------------------------------------------------------------     -----------

                                       $43,401,764   $60,062,007     $       --      $ 8,789,708    $(50,204,970)     $62,048,509
                                       ==========================================================================     ===========

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company
  (4) Effective June 30,1999 Ohio Gas Company and NWO Resources Inc. made a distribution of all of the stock of Ohio Northwest Development Inc. pursuant to Section 355 of the Internal Revenue Code.

                                                                    Attachment 2

                                                        NWO RESOURCES, INC.
                                               CONSOLIDATING STATEMENT OF OPERATIONS
                                           For the Twelve Months Ended December 31, 1999

                                                                          (4)
                                         NWO                        Ohio Northwest
                                      Resources         Ohio Gas      Development  International  Consolidating
                                         Inc.           Company           Inc.      Hydrocarbon      entries           Consolidated
                                     --------------------------------------------------------------------------        ------------
OPERATING REVENUES                   $        --      $26,219,367      $986,588     $      --      $        --         $27,205,955

OPERATING EXPENSES
  Cost of gas                                 --        9,089,926            --            --               --           9,089,926
  Utility operations                          --        5,339,419       189,391            --          (60,000)(1)       5,468,810
  Maintenance                                 --          651,793        47,709            --               --             699,502
  Depreciation and amortization            8,647        1,921,119        36,710            --           16,342 (3)       1,982,818
  General and administrative           1,543,168               --            --            --               --           1,543,168
  Other taxes                            (42,400)       3,589,089        35,505            --               --           3,582,194
  Current Federal tax (benefit)         (673,708)       2,027,201       233,889       229,460               --           1,816,842
  Deferred Federal tax (benefit)       1,731,799         (150,573)        7,244       (74,800)              --           1,513,670
                                     --------------------------------------------------------------------------       ------------

                                       2,567,506       22,467,974       550,448       154,660          (43,658)         25,696,930
                                     --------------------------------------------------------------------------       ------------

       Operating income (loss)        (2,567,506)       3,751,393       436,140      (154,660)          43,658           1,509,025


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries               4,289,012               --            --            --       (4,289,012)(2)              --
  Interest income                         94,037               --            --       715,394          (40,488)(2)         768,943
  Interest expense                      (554,635)        (269,829)           --       (40,488)          40,488 (2)        (824,464)
  Other                                  (95,000)         523,493         9,357      (220,025)        (505,421)(1)        (287,596)
                                     --------------------------------------------------------------------------       ------------

                                       3,733,414          253,664         9,357       454,881       (4,794,433)           (343,117)
                                     --------------------------------------------------------------------------       ------------


NET INCOME (LOSS)                    $ 1,165,908      $ 4,005,057      $445,497     $ 300,221      $(4,750,775)       $  1,165,908
                                     ==========================================================================       ============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To amortize excess of purchase price over net assets of Ohio Gas Company
  (4) Effective June 30,1999 Ohio Gas Company and NWO Resources Inc. made a distribution of all of the stock of Ohio Northwest Development Inc. pursuant to Section 355 of the Internal Revenue Code.

                                                                    Attachment 3

                                                    OCEANIC EXPLORATION COMPANY
                                                    Consolidating Balance Sheet
                                                         December 31, 1999

                                                         Oceanic         Oceanic        Oceanic
                                                       Exploration      Atlantic       Internat'l
                                                         Company        Resources      Properties     Elimination's    Consolidated
                                                      -----------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                           $     12,227      $      --      $    54,235     $        --     $     66,462
  Receivables                                               20,706             --           17,758         (28,022)          10,442
  Prepaid Expenses                                              --             --            2,205              --            2,205
                                                      ------------      ---------      -----------     -----------     ------------
                                                            32,933             --           74,198         (28,022)          79,109
                                                      ------------      ---------      -----------     -----------     ------------
Oil and gas property interests,
  full cost method:
  Greece                                                39,000,000             --               --              --       39,000,000
  Accumulated depletion                                (39,000,000)            --               --              --      (39,000,000)
                                                      ------------      ---------      -----------     -----------     ------------
                                                                --             --               --              --               --
                                                      ------------      ---------      -----------     -----------     ------------
Other assets:
  Investment in subsidiaries                                14,304             --               --         (14,304)              --
  Intercompany receivable                                2,809,389             --               --      (2,809,389)              --
  Other                                                         --             --            1,440              --            1,440
                                                      ------------      ---------      -----------     -----------     ------------
                                                         2,823,693             --            1,440      (2,823,693)           1,440
                                                      ------------      ---------      -----------     -----------     ------------

                                                      $  2,856,626      $      --      $    75,638     $(2,851,715)    $     80,549
                                                      ============      =========      ===========     ===========     ============

Liabilities and Stockholders Equity:
  Notes Payable - affiliates                          $         --      $      --      $ 4,167,025     $(2,809,389)    $  1,357,636
  Accounts payable                                              --          3,094          165,861          (7,316)         161,639
  Accounts payable - affiliates                                 --             --           80,706         (20,706)          60,000
  Accrued interest                                              --        233,784          171,838              --          405,622
  United Kingdom taxes payable                                  --        273,460               --              --          273,460
  Other accrued expenses                                        --             --          127,581              --          127,581
                                                      ------------      ---------      -----------     -----------     ------------
                                                                --        510,338        4,713,011      (2,837,411)       2,385,938
                                                      ------------      ---------      -----------     -----------     ------------

Intercompany payable, net                                 (977,870)      (683,534)       1,661,404              --               --
Deferred Income taxes                                       22,020             --               --              --           22,020
                                                      ------------      ---------      -----------     -----------     ------------
                                                          (955,850)      (683,534)       1,661,404              --           22,020
                                                      ------------      ---------      -----------     -----------     ------------
Stockholders Equity:
  Common stock                                             619,559            100              100              --          619,759
  Capital in excess of par value                           155,696             --               --              --          155,696
  Retained earnings (deficit)                            3,037,221        173,096       (6,298,877)        (14,304)      (3,102,864)
                                                      ------------      ---------      -----------     -----------     ------------
                                                         3,812,476        173,196       (6,298,777)        (14,304)      (2,327,409)
                                                      ------------      ---------      -----------     -----------     ------------

                                                      $  2,856,626      $      --      $    75,638     $(2,851,715)    $     80,549
                                                      ============      =========      ===========     ===========     ============

                                                                    Attachment 3

                                       OCEANIC EXPLORATION COMPANY
                                      Consolidating Income Statement
                              For the Twelve Months Ended December 31, 1999

                                    Oceanic      Oceanic       Oceanic
                                  Exploration   Atlantic      Internat'l
                                    Company     Resources     Properties    Elimination's  Consolidated
                                  ---------------------------------------------------------------------
Revenues:
  Oil and gas sales- Greece        $     --      $    --      $       --      $     --              --
  Interest income and other          23,494       14,005         554,138       (23,206)        568,431
                                   --------------------------------------------------------------------
                                     23,494       14,005         554,138       (23,206)        568,431
                                   --------------------------------------------------------------------
Costs and expenses:
  Interest and financing costs           --       20,563          99,494            --         120,057
  Exploration expenses                1,168           --          12,853            --          14,021
  Depletion, depreciation,
    and amortization                 47,500           --              --            --          47,500
  General and administrative         38,331        1,066         894,385       (23,206)        910,576
                                   --------------------------------------------------------------------
                                     86,999       21,629       1,006,732       (23,206)      1,092,154
                                   --------------------------------------------------------------------


Income before income taxes          (63,505)      (7,624)       (452,594)           --        (523,723)

Provision for income taxes           23,713           --              --            --          23,713
                                   --------------------------------------------------------------------
Net income (loss)                  $(39,792)     $(7,624)     $ (452,594)     $     --      $ (500,010)
                                   ====================================================================